Exhibit 99.1

Bioceres Crop Solutions Announces EPA Registration of Rinotec Insecticide and Nematicide Platform, a Game-Changing Solution for Integrated Pest Management

ROSARIO, Argentina—March 11, 2025 (BUSINESS WIRE) —Bioceres Crop Solutions (NASDAQ: BIOX), a leading global provider of sustainable crop productivity solutions, and ProFarm Group, a subsidiary of BIOX, today announced that their innovative insecticide and nematicide platform, Rinotec, has received a federal registration from the U.S. Environmental Protection Agency (EPA). Rinotec is exempt from residue tolerance requirements, reflecting the EPA’s assessment of its negligible risk to human health and non-target organisms.

Rinotec has already been approved for commercialization in Brazil. With both U.S. and Brazilian registrations now in place, Bioceres Crop Solutions is poised to advance its regulatory and commercial strategies in these regions, offering growers a powerful alternative that reduces reliance on traditional chemical pesticides. These approvals highlight the product’s strong efficacy profile and position Bioceres Crop Solutions to capitalize on growing market opportunities in two of the world’s largest agricultural economies.

“The EPA’s approval marks a key milestone in our efforts to bring transformative innovation to growers and the agriculture market,” said Milen Marinov, Chief Commercial Officer of Bioceres Crop Solutions. “The Rinotec platform is unique in its metabolite-based approach to biologicals, enabling substantial dose reductions while maintaining the efficiency and consistency of synthetic chemical pesticides. This makes it an ideal solution for row and specialty crops alike.”

“We are thrilled to achieve this important regulatory milestone for our new generation crop protection product,” said Federico Trucco, CEO of Bioceres Crop Solutions. “By equipping farmers with safer, more sustainable pest management solutions, we’re driving meaningful progress toward a more resilient global food system while maintaining robust productivity and environmental stewardship.”

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4 program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

Forward-looking statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Bioceres Crop Solutions

Paula Savanti

Head of Investor Relations

investorrelations@biocerescrops.com